EXHIBIT 99.1

Independent Auditors’ Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Number 333-100743) of our report dated February 20, 2004 (except for note 22, which is at April 13, 2004) relating to the consolidated financial statements of Clearly Canadian Beverage Corporation for the year ended December 31, 2003, which appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

(Signed)     “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia
June 10, 2004